Exhibit 3.10

NEWS RELEASE 05-12 November 8, 2005 www.first-quantum.com

FIRST QUANTUM REPORTS OPERATIONAL AND FINANCIAL RESULTS
FOR THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(All figures expressed in US dollars)

First Quantum Minerals Ltd. (TSE Symbol “FM”, LSE Symbol “FQM”) is pleased to announce its results for the three months and nine months ended September 30, 2005. The complete Financial Statements and Management Discussion and Analysis are available for review at www.first-quantum.com and should be read in conjunction with this News Release.

Highlights – Three Months Ended September 30, 2005

•	Net earnings of $39.5 million or $0.64 (CDN $0.75) per share

•	Cash flows from operating activities, before working capital movements, of $81.1 million or $1.32 (CDN$1.55) per share

•	Copper production of 36,196 tonnes (79.8 million pounds)

•	Selling price before realization charges of $1.77 per pound of copper

•	Production of contained copper from Kansanshi increased by 27% to 23,065 tonnes (50.8 million pounds) in the third quarter and to 10,239 tonnes (22.6 million pounds) in October 2005

•	The Guelb Moghrein project construction in Mauritania reached 71% completion

•	Interim dividend declared in August of CDN$0.02 per share

Financial Results (see attached financial statements)

Third quarter revenues were $143.0 million, which included copper revenues of $138.4 million ($88.8m Kansanshi and $49.6m Bwana/ Lonshi), gold revenues of $3.4 million, and acid revenues of $1.2 million. Copper revenues at Kansanshi comprised $57.5 million from copper cathodes and $31.3 million from copper concentrates. Copper revenues increased from the second quarter due to improvements in both the market price for copper and a 21% increase in copper production.

The realized copper price was $1.58 per pound for the quarter a significant increase from last year due to the increased market price for copper and the Company’s unhedged copper position. The realized copper price is calculated by deducting treatment and refining charges (TC/RCs) and freight parity charges from the selling price before realization charges. The copper selling price, before realization charges, for the quarter was $1.77 per pound, which was higher than the average LME cash price of $1.71 per pound, due to favourable contract pricing adjustments.

Certain copper sales agreements entered into by the Company call for “provisional pricing” based on the average applicable copper price for a specified future monthly period. Included within copper revenue for the quarter was 28,315 tonnes of copper that has been provisionally priced using a provisional average LME copper price of $1.75 per pound. The average LME cash price for the month of October was $1.84.

Gold revenues represent a credit from the sale of copper concentrates. Each tonne of concentrate generally contains between 3 and 5 grams of gold for which a net credit is received by the Company after the deduction of the gold realization charges.

First Quantum Minerals Ltd.	05-12

Cost of sales as a percentage of revenue decreased to 38% in the third quarter of 2005. Although unit costs have risen from 2004, the cost of sales has decreased as a percentage of revenue which is explained by rising copper prices and the addition of copper concentrates to the sales mix in 2005.

For the purposes of financial reporting, TC/RCs and freight parity charges are recognized as a revenue deduction and are not included within the cost of sales. However, to facilitate cross-industry comparison these costs are included in the determination of cash and total unit costs.

The cash inflow from operating activities, before working capital movements, was $81.1 million or $1.32 per share. The cash inflow from operating activities, after working capital movements, was $69.8 million or $1.13 per share. Included within operating cash flow, after working capital movements, is the receipt of $9.5 million relating to deferred revenue as the Company was prepaid for a portion of its copper concentrate sales which is to be delivered in the fourth quarter.

Net earnings for the quarter increased to $39.5 million or $0.64 per share compared with second quarter net earnings of $29.0 million or $0.47 per share.

Year to date revenues were $267.7 million which comprised copper revenues of $259.9 million, gold revenues of $4.0 million and acid revenues of $3.8 million. Copper revenues at Kansanshi were $133.3 million, comprised of $86.7 million for copper cathode and $46.6 million for copper in concentrate. Kansanshi revenue figures only include revenues from the commencement of commercial production (April 19, 2005). Copper revenues at Bwana/Lonshi were $126.6 million. Copper revenues increased due to improvements in both the market price for copper and an increase in copper production with the start of commercial production at Kansanshi and increased copper production from the Bwana/Lonshi operation.

The realized copper price was $1.50 per pound for the nine months, a significant increase from last year due to the rising market price for copper and the Company’s unhedged copper position. The copper selling price, before realization charges, for the nine months was $1.63 per pound which was higher than the average LME cash price of $1.58 per pound, due to favourable contract pricing adjustments. Included within the year to date copper revenues were 28,315 tonnes of copper that has been provisionally priced using a provisional average LME copper price of $1.75 per pound. The average LME cash price for the month of October was $1.84.

Cost of sales increased by 167% to $105.0 million, which is consistent with the 180% increase in copper production due to the commencement of commercial production at Kansanshi and the increased copper production from the Bwana/Lonshi operation.

The cash flow from operating activities, before working capital movements, was $136.2 million or $2.22 per share. The cash inflow from operating activities, after working capital movements, was $87.4 million or $1.42 per share. The significant turnaround in cash flow from operations is attributable to the improvement in earnings resulting from increased copper production and the higher copper prices. The difference between the cash flow before and after working capital movements can be attributed principally to the increase in both accounts receivable and inventory at Kansanshi.

Net earnings for the nine months increased to $95.7 million or $1.56 per share, including the gain on sale from Anvil of $16.1 million or $0.26 per share.

Kansanshi Mining and Processing

During the quarter, 1,621,000 tonnes of ore and 6,064,000 tonnes of waste were mined. The increase in volumes mined from previous quarters has resulted from improved fleet availability (less trucks standing due to lack of tires), and the arrival of additional trucks during the quarter. The recent Zambian diesel shortage has not had a material impact on operations as contracted suppliers were able to continue steady deliveries. Notwithstanding, the Company is looking to build up diesel stocks to mitigate the potential for any future shortages. For the third quarter, contained copper production increased 27% to 23,065 tonnes. Kansanshi continues to ramp up production after commencing commercial production in April 2005. Based on production levels achieved in October, Kansanshi is currently producing at an annualized rate of in excess of 120,000 tonnes of contained copper.

During the quarter, Kansanshi produced 14,395 tonnes of copper cathode at a cash cost of $0.52 per pound and a total cost of $0.73 per pound. Costs continue to trend lower as the volume of copper cathode increases. During the quarter, Kansanshi produced 8,670 tonnes of contained copper in the form of concentrates at a cash cost of $0.71 per pound and a total cost of $0.90 per pound. The increase in cash costs for concentrate were due to higher realization charges resulting from a change in the sales mix between domestic and international off-take, higher fuel costs and the replacement of the sulphide mill lifters and liners that was required during the quarter. The combined cash cost for both concentrate and cathode was $0.59 per pound with a total cash cost of $0.80 per pound. The cash cost was slightly lower than the previous quarter principally due to the increased volumes offset by the slightly higher concentrate production costs.

First Quantum Minerals Ltd.	05-12

For the nine months ended September 30, 2005, 5,791,000 tonnes of ore and 10,901,000 tonnes of waste had been mined. The world tire shortages and diesel shortages in Zambia have not impacted processing at Kansanshi. The tire shortage has meant that some waste stripping that was scheduled for the start of the year has been rescheduled. To date, the diesel shortage has only had a minimal impact on mining activities. Copper production increased to 48,754 tonnes, including 23,612 tonnes of copper in concentrate and 25,142 tonnes of copper cathode.

Included within the copper production figures for the year to date are 6,792 tonnes of copper in concentrate and 1,941 tonnes of finished copper cathode that were produced prior to commercial production.

Bwana/Lonshi Mining and Processing

Effective July 1, 2005, the Company adopted a new mine plan for Lonshi, the effect of which was to increase the remaining life of mine strip ratio from 12:1 to 26:1. The increase in the strip ratio is the result of the removal of dolomitic oxide ore and greater amounts of sulphide ore than in the previous mine plan. Due to the accelerated mining plan and significantly increased copper production at Bwana being achieved it is anticipated that the current reserves will be exhausted early in 2008.

During the third quarter, approximately 300,000 tonnes of ore and approximately 4,707,000 tonnes of waste were mined from Lonshi. The strip ratio for the quarter was 16:1. While minor mining production losses occurred (6 days in the quarter) due to the Zambian diesel shortage, a number of additional sources are now being used to supply diesel. By increasing site stock levels of diesel, it is expected that there will be no material impact on production if there is a continuation of the Zambian diesel shortage.

During the third quarter, copper production increased to a record 13,131 tonnes. Cash costs were $0.74 per pound and total costs were $1.01 per pound of copper. With the introduction of the new mine plan at Lonshi and the resulting increase in the strip ratio from 12:1 to 26:1, the cost of ore has increased by approximately $0.14 per pound compared with the second quarter of 2005. The ore cost has also increased as a result of the higher than budgeted fuel costs arising from the increase in world oil prices.

Acid production increased to 64,263 tonnes, of which 32,400 tonnes were produced at Ndola and 31,863 tonnes at Solwezi. Of the total acid produced, 7,120 tonnes were sold externally and 26,323 tonnes were sold to Kansanshi. The cash costs of $0.74 per pound include a $0.06 per pound credit from the Solwezi acid plant.

For the nine months ended September 30, 2005, approximately 771,000 tonnes of ore and approximately 11,328,000 tonnes of waste were mined from Lonshi. The strip ratio for the nine months was 15:1, which is less than the new mine life strip ratio established on July 1, 2005 of 26:1. The increased strip ratio combined with, the higher actual mining costs in 2005 has meant that the ore costs have risen $0.11 per pound compared with the same period last year.

Copper production increased to 36,876 tonnes. The 20% increase over the same period in 2004 was principally as a result of being able to operate the tankhouses at record high current densities.

Cash costs were $0.63 per pound and total costs were $0.86 per pound. The increase in cash costs from 2004, can be attributed to the increase in ore costs ($0.11 per pound) coupled with an increased acid costs ($0.05 per pound) due to the increased gangue acid consumption resulting from the increased levels of dolomitic and sulphide ore. The increased internal consumption of acid has also reduced the acid credit available from the Ndola plants. These costs have been slightly offset by the acid credit from the Solwezi acid plant of $0.06 per pound.

Acid production was 188,756 tonnes of which 99,645 tonnes were produced at Ndola and 89,111 tonnes at Solwezi. Of the total acid produced, 32,382 tonnes were sold externally and 49,576 tonnes were consumed at Kansanshi. Annual acid production capacity at Ndola and Solwezi is 146,000 tonne per site.

Guelb Moghrein Copper-Gold Deposit, Mauritania

Guelb is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, in Mauritania. It consists of an open pit mineable copper/gold deposit. In January 2005, the detailed design and engineering contract was awarded with site establishment commencing in March 2005. Commissioning will start during the first quarter of 2006 with commercial production expected in the second quarter of 2006. Production will be initially targeted at approximately 30,000 tonnes of copper in concentrate and 70,000 ounces of gold per year.

First Quantum Minerals Ltd.	05-12

As at September 30, 2005, the Company had capitalized acquisition and development costs totalling $32.1 million (2004: $10.3m). Of the capitalized amount, $7.6 million relates to the discounted value of the deferred acquisition payments.

Detailed design is now complete and overall the project is approximately 71% complete. The recent military coup in Mauritania has had no impact on the construction program and the new government has pledged to honour all existing agreements.  Site civil works are largely complete and structural steel is currently being erected.  During the quarter the Environmental and Social Impact Assessment report was submitted to the Ministry of Mines and Industry in Nouakchott and is expected to be approved shortly, which will result in the issuance of the mining license.

Frontier Copper Deposit, Democratic Republic of Congo

In May 2004, First Quantum announced the results of an independent copper-cobalt resource estimate completed at Frontier Project located in Haut Katanga Province, DRC. As at September 30, 2005, the company had spent $6.8 million (2004: $3.7m) on this project. The current scoping study envisages an average annual production of 80,000 tonnes of contained copper. The Company expects to release this study in the fourth quarter.

Kashime Copper Prospect, Zambia

At the end of September, assay results from the initial 40 hole programme had been received and an additional 3 diamond drill holes had been completed to provide ore grade oxide material for metallurgical test-work.   Drilling to date has located both oxide and sulphide copper mineralization over a strike length of 3500m. Oxide mineralization occurs as black copper minerals and malachite within residual dolomite overlying the Grand Conglomerate in a stratigraphic position equivalent to the Lonshi ore body. Significant oxide mineralization is confined to a shallow-dipping (10-150 South) zone with approximate dimensions of 2500 x 400m and open to the west. Thickness of the oxide zone ranges from 6m to 45m and overburden varies from as little as 2m to 73m.  Highlights from the diamond drill programme include oxide intersections (0.5 %TCu cut-off) of 16.5m grading 6.81% TCu, 30.00m grading 3.06%TCu and 18.00m grading 3.23%TCu. An oxide resource estimate is expected to be available during the fourth quarter 2005.

Significant sulphide intersections include 65.00m grading 1.11%TCu and 93.00m grading 0.90%TCu.    The Company has plans for infill drilling to improve definition of the oxide resource and additional exploration of the sulphide potential of the Kashime area.

During the nine months ended September 2005, the Company expensed $3.1 million (2004: $1.0m; 2003: $0.2m) on other exploration targets that were predominantly located within the DRC and Zambia. Of this amount, $0.7 million was related to the Kashime Copper Prospect. As at September 30, 2005, no costs associated with this exploration property have been deferred.

Investments - Carlisa

The Company holds an 18.8% interest in Carlisa Investment Corporation (Carlisa), which holds a 90% interest in Mopani Copper Mines Plc (Mopani). The carrying value of this investment as at June 30, 2004 is $9.5 million. There has been no movement in this investment since 2002.

For the first nine months of 2005, Mopani produced approximately 97,000 tonnes of finished copper and 1,300 tonnes of cobalt. As the majority owner of Mopani is a private company registered in Zambia, only limited public information is available.

Investments - Anvil

On February 28, 2005, the Company disposed of all of its 4,029,617 common shares in Anvil at a net price of CDN$6.75 per share. In the first quarter of 2005, the Company recognized a gain of approximately $16.1 million on this sale. The Company continues to hold 296,631 warrants in Anvil at an exercise price of CDN$1.13.

Outlook

Production at Kansanshi has continued to improve month over month since commercial production began in mid-April. In October, Kansanshi produced 10,239 tonnes of copper (6,530 tonnes of cathode copper and 3,709 tonnes of copper in concentrate) and production volumes are expected to continue at these levels for the remainder of 2005.  Harder ore than predicted from the original testwork has reduced throughput volumes in the sulphide circuit and consequently there has been a slower ramp up in copper concentrate production.  In the near term, the ore hardness issue is being managed via the blending of soft and hard ores, and a long term solution has been implemented through the modification of the mills to allow for pebble discharge and the addition of pebble crushing which will be completed at the same time as the upgrade referred to below. As a result of the slower ramp in concentrate production, Kansanshi is now expected to produce 88,000 tonnes of copper in 2005 of which 7,000 tonnes preceded commercial production.

First Quantum Minerals Ltd.	05-12

The completion of a $29 million capital upgrade program this year will expand the sulphide circuit to eight million tonnes per year of treatment capacity which will result in an average of 145,000 tonnes of finished copper production per year during 2006-2009. An additional expansion of the sulphide circuit is also under consideration for 2009 to increase the sulphide treatment capacity to 12 million tonnes of sulphide ore to maintain annual copper production of 145,000 tonnes as oxide ore is depleted and sulphide ore grades begin to fall.

The Company has also been investigating alternative processing routes for a portion of the increased copper concentrate production.  To this end, the Company has purchased a second-hand pressure oxidation facility.  The pressure oxidation facility has been dismantled and is in Zambia enroute to Kansanshi.  Once on site, the pressure oxidation facility and ancillary equipment will be rebuilt and commissioned for use at an estimated total cost of $37 million.  Commissioning of this plant is expected to commence by early in the third quarter of 2006 despite a recent set back when one of the two high pressure autoclave vessels required was damaged while being transported to site. Fortunately the second-hand facility purchased incorporated three autoclaves so transport of the third vessel, which was being stored at Richards Bay in South Africa, has now commenced while assessment of the damaged autoclave is undertaken. The other autoclave is now on site.

As part of the new pressure leach facility the Company will also be expanding the SX/ EW capacity by an additional 35,000 tonnes of copper cathode production at an estimated cost of $35 million. The company expects that when fully operational these initiatives will provide significant strategic and economic benefits including the generation of much of the acid required for oxide leaching and a substantial improvement in copper recovery in mixed ores resulting from the leach circuit operating at elevated temperatures. A full report of the operation and impact of this process route is being prepared by independent consultants, Bateman Engineering Pty Ltd.

The Bwana/Lonshi operation is currently on track to produce between 45,000 to 50,000 tonnes of copper cathode in 2005 with 36,876 tonnes of copper cathode already produced during the first nine months of 2005.  A revised mine plan for Lonshi was required due to the higher than originally planned production rate at Bwana has resulted in an increased strip ratio of 26:1 which will result in higher ore costs for the remaining life of the mine.  Full year cash costs are now expected to be between $0.65 per pound and $0.70 per pound. The Company is currently assessing the alternative and most beneficial uses for the Bwana processing plant after the Lonshi ore has been exhausted. In October, the Bwana/Lonshi operation produced 4,247 tonnes of copper cathode.

At Guelb, the detailed design is now complete and construction 71% complete. Commissioning will start in the first quarter of 2006 and commercial production will be achieved in the second quarter. The company remains unable to release an engineering report as the current resource statement is not compliant with National Instrument 43-101.

At Frontier, the scoping study is complete and will be published during the fourth quarter of 2005. Subject to a positive production decision and Board of Directors approval pre-stripping and construction of civil works will begin in April 2006. At the Kashime prospect initial diamond drilling has been completed with an initial reserve estimate expected once the final assay results are available.

On Behalf of the Board of Directors	12g3-2b-82-4461
of First Quantum Minerals Ltd.	Listed in Standard and Poor’s
“G. Clive Newall”	Sedar Profile #00006237
G. Clive Newall

For further information visit our website at www.first-quantum.com or contact Geoff Chater or Bill Iversen
8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6577 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: info@fqml.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of gold, copper, cobalt and sulphuric acid, estimated future production, estimated costs of future production, the Company’s hedging policy and permitting time lines, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of gold, copper, cobalt and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company’s documents filed from time to time with the Alberta, British Columbia, Ontario and Quebec Securities Commission and the United States Securities and Exchange Commission and the Alternative Investment Market operated by the London Stock Exchange.

First Quantum Minerals Ltd.	05-12

The preceding discussion and analysis and financial review should be read in conjunction with management’s discussion of critical accounting policies, risk factors and comments regarding forward looking statements contained in the audited consolidated financial statements for the period ended December 31, 2004. The following discussion and analysis of the Company’s results of operations should also be read in conjunction with the unaudited consolidated financial statements and related notes.

First Quantum Minerals Ltd.	05-12

Table 8: Summary of Quarterly Results (unaudited)

	2005	2005	2005	2004	2004	2004	2004	2003
Statement of Operations and Deficit	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(millions, except where indicated)
Total Revenues	143.0	86.5	$38.2	$30.7	$31.2	$26.3	$25.3	$19.9
Cost of Sales	53.8	35.0	16.2	14.5	14.1	13.1	12.1	13.0
Net Earnings (Loss)	39.5	29.0	27.2	9.3	7.9	4.1	6.7	1.4
Basic Earnings per share	$0.64	$0.47	$0.44	$0.16	$0.13	$0.07	$0.11	$0.02
Diluted Earnings per share	$0.63	$0.46	$0.43	$0.15	$0.13	$0.07	$0.11	$0.02
Realized copper price	$1.58	$1.42	$1.44	$1.20	$1.16	$1.11	$1.03	$0.84
Cash Costs (C1) (per lb)(1)	$0.64	$0.60	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47
Total Costs (C3) (per lb)(1)	$0.87	$0.80	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66
Total Copper Sold (tonnes)(2)	39,864	26,535	12,000	10,872	1,674	19,299	9,700	9,537
Total Copper Produced (tonnes)	36,196	29,909	19,525	10,942	11,330	9,585	9,689	9,558
Financial Position (millions)
Working Capital	$32.2	$47.1	$61.4	$33.9	$51.8	$28.0	$40.2	$13.5
Total Assets	$641.5	$561.9	$523.1	$473.1	$385.0	$276.4	$241.8	$162.1
Weighted Average # Shares (000’s)	61,583	61,499	61,267	60,942	60,668	59,434	58,568	55,984
Kansanshi Production Statistics
Mining:
Waste Mine (000’s)	6,064	3,185	1,651	2,857	1,175	--	--	--
Ore Mined (000’s)	1,621	2,051	2,120	1,346	--	--	--	--
Ore Grade %	2.0	2.0	1.7	2.4	--	--	--	--
Processing:
Ore Processed (000’s)	1,461	1,129	688	--	--	--	--	--
Contained Copper (tonnes)	27,510	21,145	11,541	--	--	--	--	--
Recovery %	84	86	65	--	--	--	--	--
Copper Produced (tonnes)	23,065	18,192	7,497	--	--	--	--	--
Combined Cash Costs:
Cash Costs (per lb)(1)	$0.59	$0.63	--	--	--	--	--	--
Total Costs (per lb)(1)	$0.80	$0.80	--	--	--	--	--	--
Cathode Cash Costs:
Cash Costs (per lb)(1)	$0.52	$0.61	--	--	--	--	--	--
Total Costs (per lb)(1)	$0.73	$0.80	--	--	--	--	--	--
Concentrate Cash Costs	$0.71	$0.65	--	--	--	--	--	--
Total Concentrate Cash Costs	$0.90	$0.81	--	--	--	--	--	--
Revenue (000’s)
Copper Cathodes	57,531	29,165	--	--	--	--	--	--
Copper Concentrates	31,253	15,309	--	--	--	--	--	--
Total Revenues	88,784	44,474	--	--	--	--	--	--
Bwana/Lonshi Production Statistics
Mining:
Waste Mined (000’s)	4,707	4,025	2,596	2,926	4,213	2,854	1,036	885
Ore Mined (000’s)	300	319	152	261	257	85	66	439
Ore Grade %	3.9	5.5	5.3	6.4	4.7	5.2	5.4	5.5
Processing:
Ore Processed (000’s)	363	328	264	256	278	237	209	197
Contained Copper (tonnes)	15,003	13,354	13,804	12,824	12,908	10,813	10,904	10,790
Grade %	4.14	4.1	5.2	5.0	4.6	4.6	5.2	5.5
Recovery %	88	88	87	85	88	89	89	89
Copper Produced (tonnes)	13,131	11,717	12,028	10,942	11,330	9,585	9,689	9,558
Acid Produced (tonnes)	64,263	69,218	55,275	35,671	35,920	34,265	34,344	33,035
Surplus Acid (tonnes)	7,120	14,939	49	9,664	16,884	19,149	20,763	15,689
Cash Costs (per lb)(1)	$0.74	$0.57	$0.58	$0.48	$0.45	$0.48	$0.39	$0.47
Total Costs (per lb)(1)	$1.01	$0.79	$0.75	$0.59	$0.68	$0.67	$0.53	$0.66
Revenues ($000’s)
Copper Cathodes	49,602	38,899	38,172	--	--	--	--	--

(1)	For the definition of cash and total costs, reference should be made to section 8.

(2)	Copper sold does not include tonnes sold prior to commercial production.

First Quantum Minerals Ltd.	05-12

Consolidated Balance Sheets
As at September 30, 2005 and December 31, 2004
(expressed in thousands of US dollars)
(unaudited)

	2005 $	2004 $

Assets
Current assets
Cash and cash equivalents	63,623	50,356
Restricted cash (note 9)	3,469	1,931
Accounts receivable and prepaid expenses	67,217	21,927
Inventory (note 5)	53,580	31,674

	187,889	105,888
Investments (note 6)	9,522	15,340
Property, plant and equipment (note 7)	417,816	319,222
Other assets and deferred charges (note 8)	26,290	32,611

	641,517	473,061

Liabilities
Current liabilities
Accounts payable and accrued liabilities	59,960	33,884
Current taxes payable	10,978	3,248
Current portion of long-term debt (note 9)	59,255	22,865
Current portion of other liabilities (note 10)	25,456	12,012

	155,649	72,009
Long-term debt (note 9)	159,572	191,661
Future income tax liability	24,961	12,313
Other liabilities (note 10)	35,990	37,048

	376,172	313,031
Minority interests	12,276	2,190

	388,448	315,221

Shareholders’ Equity
Equity accounts (note 11)	165,340	161,776
Retained earnings (deficit)	87,729	(3,936)

	253,069	157,840

	641,517	473,061

Commitments (note 14)

The accompanying notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

First Quantum Minerals Ltd.	05-12

Consolidated Statements of Earnings and Deficit
For three and nine months ended September 30, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Revenues
Copper	138,386	28,624	259,931	74,104
Gold	3,438	--	4,023	--
Acid	1,198	2,576	3,765	8,673

	143,022	31,200	267,719	82,777
Cost of sales	53,792	14,076	105,028	39,245
Depletion and amortization	12,519	2,639	23,364	8,017

Operating profit	76,711	14,485	139,327	35,515

Other expenses
Exploration	1,497	1,116	3,649	2,082
Foreign exchange (gain) loss	990	(499)	(4,058)	1,033
General and administrative	2,498	1,359	6,777	3,984
Interest and financing fees on long-term debt	5,821	846	10,054	2,359
Other expenses (income)	4,878	187	7,541	(849)
Gain on disposal of investment	--	--	(16,127)	--

	15,684	3,009	7,836	8,609

Earnings before income taxes, minority interests and equity earnings	61,027	11,476	131,491	26,906
Income taxes	14,784	3,718	25,708	8,973
Minority interests	6,770	--	10,085	--
Equity earnings	--	114	--	719

Net earnings for the period	39,473	7,872	95,698	18,652
Retained earnings (deficit) – Beginning of period	49,289	(21,166)	(3,936)	(31,946)
Dividends	1,033	--	4,033	--

Retained earnings (deficit) – End of period	87,729	(13,294)	87,729	(13,294)

Earnings per common share
Basic	$0.64	$0.13	$1.56	$0.31
Diluted	$0.63	$0.13	$1.52	$0.31
Weighted average shares outstanding (000’s)	61,583	60,668	61,451	59,861

The accompanying notes are an integral part of these consolidated financial statements.
For a copy of the notes visit our website at www.first-quantum.com

First Quantum Minerals Ltd.	05-12

Consolidated Statements of Cash Flows
For three and nine months ended September 30, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

	Three months ended	Nine months ended
	September 30, 2005 $	September 30, 2004 $	September 30, 2005 $	September 30, 2004 $

Cash flows from operating activities
Net earnings for the period	39,473	7,872	95,698	18,652
Items not affecting cash
Depletion and amortization	12,519	2,639	23,364	8,017
Minority interest	6,771	--	10,086	--
Provision for deferred stripping	5,901	--	2,772	--
Unrealized foreign exchange (gain) loss	(475)	(1,131)	(5,334)	(140)
Future income tax expense	9,681	3,705	12,648	8,957
Stock-based compensation expense	672	216	2,041	683
Unrealized derivative instruments (gain) loss	4,935	(500)	8,561	230
Other	1,658	138	2,505	136
Gain on disposal of investment	--	--	(16,127)

	81,135	12,939	136,214	36,535

Change in non-cash operating working capital
Decrease (increase) in accounts receivable and
prepaid expenses	(25,998)	(3,258)	(43,932)	(6,091)
(Increase) decrease in inventory	(2,617)	(1,275)	(21,497)	(438)
Increase (decrease) in accounts payable and accrued
liabilities	17,314	2,039	16,623	(2,069)

	69,834	10,445	87,408	27,937

Cash flows from financing activities
Restricted cash	827	(2,379)	(1,538)	(6,246)
Proceeds from long-term debt	11,500	90,172	43,023	131,544
Repayments of long-term debt	(15,260)	(9,067)	(30,694)	(14,093)
Issuance of common shares and warrants	235	402	1,523	43,959
Dividends paid	(1,033)	--	(4,033)	--
Deferred premium obligation and finance fees	(1,390)	(2,569)	(11,372)	(4,778)

	(5,121)	76,559	(3,091)	150,386

Cash flows from investing activities
Property, plant and equipment and investments	(52,168)	(66,484)	(92,155)	(146,918)
Deferred exploration and stripping costs	(5,665)	(3,264)	(1,281)	(6,733)
Proceeds from sale of investment	--	--	21,944	--

	(57,833)	(69,748)	(71,492)	(153,651)

Effect of exchange rate changes on cash	279	999	442	(575)
Increase (decrease) in cash and cash equivalents	6,880	17,256	12,825	24,672
Cash and cash equivalents – beginning of period	56,464	31,434	50,356	25,592

Cash and cash equivalents – end of period	63,623	49,689	63,623	49,689

First Quantum Minerals Ltd.	05-12

Segmented Information
For three months ended September 30, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

For the three months ended September 30, 2005, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter-segment $	Total $
Revenues	55,028	92,227	--	2,901	(7,134)	143,022

Segment profit (loss)	16,002	24,300	--	(829)	--	39,473

Property, plant and equipment additions	26,905	14,627	19,873	33		61,438

Total assets	199,653	409,616	42,622	237,772		889,663
Inter-company balances included in total assets	(66,923)	--	--	(181,223)		(248,146)

Total consolidated assets	132,730	409,616	42,622	56,549		641,517

For the three months ended September 30, 2004, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter-segment $	Total $
Revenues	31,200	--	--	911	(911)	31,200

Segment profit (loss)	9,456	--	--	(1,584)	--	7,872

Property, plant and equipment additions	509	77,116	--	166	--	77,791

Total assets	154,010	214,270	9,522	197,244	--	575,046
Inter-company balances included in total assets	(48,807)	--	--	(141,196)	--	(190,003)

Total consolidated assets	105,203	214,270	9,522	56,048	--	385,043

Bwana / Lonshi Operation (BLO), Kansanshi Copper / Gold Operation (KCO), Guelb Moghrein Project (GMP), Corporate Development and Administration and Other (CDA)

First Quantum Minerals Ltd.	05-12

Segmented Information
For nine months ended September 30, 2005 and 2004
(expressed in thousands of US dollars)
(unaudited)

For the nine months ended September 30, 2005, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter-segment $	Total $
Revenues	138,314	137,280	--	6,782	(14,657)	267,719

Segment profit (loss)	44,661	41,011	--	10,026	--	95,698

Property, plant and equipment additions	44,358	49,879	31,620	--	--	125,857

Total assets	199,653	409,616	42,622	237,772	--	889,663
Inter-company balances included in total assets	(66,923)	--	--	(181,223)	--	(248,146)

Total consolidated assets	132,730	409,616	42,622	56,549	--	641,517

For the nine months ended September 30, 2004, segmented information is presented as follows:

	BLO $	KCO $	GMP $	CDA $	Inter-segment $	Total $
Revenues	82,777	--	--	2,920	(2,920)	82,777

Segment profit (loss)	23,952	--	--	(5,300)	--	18,652

Property, plant and equipment additions	12,455	155,152	--	72	--	167,679

Total assets	154,010	214,270	9,522	197,244	--	575,046
Inter-company balances included in total assets	(48,807)	--	--	(141,196)	--	(190,003)

Total consolidated assets	105,203	214,270	9,522	56,048	--	385,043

Bwana / Lonshi Operation (BLO), Kansanshi Copper / Gold Operation (KCO), Guelb Moghrein Project (GMP), Corporate Development and Administration and Other (CDA)